UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30531/ May 22, 2013

In the Matter of	:
	:
MORGAN STANLEY GLOBAL	:
STRATEGIST FUND	:
c/o Morgan Stanley Investment Management Inc.	:
522 Fifth Ave.	:
New York, NY 10036	:
	:
(811-5634)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Morgan Stanley Global Strategist Fund filed an application on March 22, 2013, requesting an
order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act
Release No. 30495). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30532/ May 22, 2013

In the Matter of	:
	:
MORGAN STANLEY INTERNATIONAL FUND	:
c/o Morgan Stanley Investment Management Inc.	:
522 Fifth Ave.	:
New York, NY 10036	:
	:
(811-9081)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Morgan Stanley International Fund filed an application on March 22, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30533/ May 22, 2013

In the Matter of	:
	:
MORGAN STANLEY INTERNATIONAL VALUE	:
EQUITY FUND	:
c/o Morgan Stanley Investment Management Inc.	:
522 Fifth Ave.	:
New York, NY 10036	:
	:
(811-10273)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Morgan Stanley International Value Equity Fund filed an application on March 22, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30534/ May 22, 2013

In the Matter of	:
	:
CENTRAL PARK GROUP MULTI-EVENT FUND	:
c/o Central Park Advisers, LLC	:
805 Third Ave.	:
New York, NY 10022	:
	:
(811-21984)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Central Park Group Multi-Event Fund filed an application on March 25, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30535/ May 22, 2013

In the Matter of	:
	:
EXCELSIOR MULTI-STRATEGY HEDGE FUND	:
OF FUNDS (TI 2), LLC	:
225 High Ridge Rd.	:
Stamford, CT 06905	:
	:
(811-22317)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Excelsior Multi-Strategy Hedge Fund of Funds (TI 2), LLC filed an application on April 5, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30536/ May 22, 2013

_____

In the Matter of   :
                                                              :
JOHN HANCOCK FLEXIBLE INCOME   :
   OPPORTUNITIES FUND   :
601 Congress St.   :
Boston, MA 02210   :
                                                              :
(811-22587)   :
_____   :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

John Hancock Flexible Income Opportunities Fund filed an application on April 8, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Kevin M. O'Neill
                                        Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30537/ May 22, 2013

In the Matter of	:
	:
DIAMOND HILL FINANCIAL TRENDS	:
FUND, INC.	:
325 John H. McConnell Blvd., Ste. 200	:
Columbus, OH 43215	:
	:
(811-5734)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Diamond Hill Financial Trends Fund, Inc. filed an application on April 10, 2013, requesting an
order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act
Release No. 30495). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30538/ May 22, 2013

In the Matter of	:
	:
PERFORMANCE FUNDS TRUST	:
3435 Stelzer Rd.	:
Columbus, OH 43219	:
	:
(811-6603)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Performance Funds Trust filed an application on April 2, 2013, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On April 26, 2013, a notice of filing of the application was issued (Investment Company Act Release No. 30495). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary